SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/C

SEC File No: 82-3622

22 November 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATION LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunication Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

dlw 1/13

MASNET No. 28 OF 22.11.2002
Announcement No. 28

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/11/2002
Date of change of interest:	20/11/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	39,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.34000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,646,000	11,971,745,596
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,685,000	11,971,745,596
% of issued share capital:	0.05	67.51
Total shares:	8,685,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 27 OF 22.11.2002
Announcement No. 27

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	21/11/2002
Date of change of interest:	21/11/2002
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(56,000)
% of issued share capital:	0.0003
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3400
No. of shares held before change:	65,292,936
% of issued share capital:	0.37
No. of shares held after change:	65,236,936
% of issued share capital:	0.37

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,050,939,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,050,883,673	
% of issued share capital:	5.9	
Total shares:	1,050,883,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/11/2002, the date of receipt of notice, to the SGX

MASNET No. 39 OF 21.11.2002
Announcement No. 57

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	20/11/2002
Date of change of interest:	20/11/2002
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(600,000)
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3400
No. of shares held before change:	65,892,936
% of issued share capital:	0.37
No. of shares held after change:	65,292,936
% of issued share capital:	0.37

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	1,051,539,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,050,939,673	
% of issued share capital:	5.9	
Total shares:	1,050,939,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/11/2002, the date of receipt of notice, to the SGX

MASNET No. 21 OF 19.11.2002
Announcement No. 21

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/11/2002
Date of change of interest:	15/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares from an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(618,000)
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	466,492,915
% of issued share capital:	2.62
No. of shares held after the transaction:	465,874,915
% of issued share capital:	2.61

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,157,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,051,539,673	
% of issued share capital:	5.9	
Total shares:	1,051,539,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/11/2002, the date of receipt of notice, to the SGX

MASNET No. 18 OF 18.11.2002
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	15/11/2002
Date of change of interest:	15/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	10,000
% of issued share capital:	0.0001
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3546
No. of shares held before change:	477,389,907
% of issued share capital:	2.68
No. of shares held after change:	477,399,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,052,147,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,052,157,673	
% of issued share capital:	5.9	
Total shares:	1,052,157,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/11/2002, the date of receipt of notice, to the SGX

MASNET No. 33 OF 15.11.2002
Announcement No. 33

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	14/11/2002
Date of change of interest:	14/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	264,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3324
No. of shares held before change:	477,125,907
% of issued share capital:	2.68
No. of shares held after change:	477,389,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,051,883,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,052,147,673	
% of issued share capital:	5.9	
Total shares:	1,052,147,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 15/11/2002, the date of receipt of notice, to the SGX

MASNET No. 32 OF 15.11.2002
Announcement No. 32

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	13/11/2002
Date of change of interest:	13/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(24,000)
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3400
No. of shares held before change:	477,149,907
% of issued share capital:	2.68
No. of shares held after change:	477,125,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,051,907,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,051,883,673	
% of issued share capital:	5.9	
Total shares:	1,051,883,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 15/11/2002, the date of receipt of notice, to the SGX

MASNET No. 31 OF 15.11.2002
Announcement No. 31

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests - AMENDED COPY

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	12/11/2002
Date of change of interest:	12/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(303,000)
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3562
No. of shares held before change:	477,452,907
% of issued share capital:	2.68
No. of shares held after change:	477,149,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,052,210,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,051,907,673	
% of issued share capital:	5.9	
Total shares:	1,051,907,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 15/11/2002, the date of receipt of notice, to the SGX

MASNET No. 42 OF 21.11.2002
Announcement No. 60

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Sale of shares in Acasia Communications Sdn Bhd

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

SALE OF SHARES IN
ACASIA COMMUNICATIONS SDN BHD

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel has sold 123,172 shares in Acasia Communications Sdn Bhd ("ACSB"), an associated company of SingTel, to one of the shareholders, The Communications Authority of Thailand. As a result of the sale, SingTel has reduced its stake in ACSB from 16.74% to 14.68%.

The principal activity of ACSB is to provide support services in connection with the development and operation of telecommunications services jointly offered by the carriers who are shareholders of ACSB, including engineering, product development, marketing and clearing-house support functions.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 21 November 2002

Submitted by Chan Su Shan (Ms), Company Secretary on 21/11/2002 to the SGX